Filed by Allied Waste Industries, Inc. pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934
Subject Company: Allied Waste Industries, Inc. (Commission File No. 001-14705)
Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving Republic and Allied. Republic has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (Reg. No. 333-152693) containing a Joint Preliminary Proxy Statement/Prospectus in connection with the proposed transaction with Allied. The definitive Joint Proxy Statement/Prospectus was mailed on or about October 14, 2008 to stockholders of Republic and Allied of record as of the close of business on October 6, 2008. INVESTORS AND SECURITY HOLDERS OF REPUBLIC AND ALLIED ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Republic and Allied through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained by directing a request to Allied Waste Industries, Inc., 18500 North Allied Way, Phoenix, Arizona 85054, Attention: Investor Relations.

FINAL TRANSCRIPT

Conference Call Transcript

AW - Q3 2008 Allied Waste Industries, Inc. Earnings Conference Call

Event Date/Time: Oct. 29. 2008 / 5:00PM ET

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CORPORATE PARTICIPANTS
Jim Zeumer
Allied Waste Industries, Inc. — SVP, Communications
John Zillmer
Allied Waste Industries, Inc. — Chairman & CEO
Don Slager
Allied Waste Industries, Inc. — President & COO
Pete Hathaway
Allied Waste Industries, Inc. — EVP & CFO
Mike Burnett
Allied Waste Industries, Inc. — SVP & Treasurer
CONFERENCE CALL PARTICIPANTS
David Feinberg
Goldman Sachs — Analyst
Scott Levine
JPMorgan — Analyst
Jonathan Ellis
Merrill Lynch — Analyst
Corey Greendale
First Analysis Securities — Analyst
Nicole Siblas
Deutsche Bank — Analyst
Brian Butler
Friedman, Billings, Ramsey Group, Inc. — Analyst
Jason Trujillo
Barclays Capital — Analyst
PRESENTATION

Operator
Welcome to the Allied Waste Industries third quarter 2008 earnings conference call. At this time, all participants are in a listen-only mode. After the prepared remarks by the company, we will conduct a question-and-answer session. (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded Wednesday, October 29th, 2008. I will now turn the call over to Jim Zeumer, Senior Vice President Communications. Please go ahead, sir.

Jim Zeumer — Allied Waste Industries, Inc. — SVP, Communications
Thank you. Good afternoon. I would like to welcome everybody to Allied Waste’s conference call to discuss operating and financial results for our third quarter ended September 30th, 2008. Our earnings release issued earlier today provides information on Allied’s third quarter financial results. On the call to discuss our results are John Zillmer, Chairman and Chief Executive Officer, Don Slager, President and Chief Operating Officer, and Pete Hathaway, Executive Vice President and Chief Financial Officer. Also in the room is Mike Burnett, Senior Vice President and Treasurer.
Before we start, let me remind everyone that certain matters discussed during this conference call are forward-looking statements, intended to qualify for the safe harbor from liability established by the Private Securities and Litigation Reform Act of 1995. These statements will generally

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be identified as such because the context of the statements include words such as the company believes, anticipates, expects, or words of similar impart. The forward-looking statements are subject to certain risks, uncertainties and other factors which could cause actual results to differ materially from those currently anticipated. The description of such risks, uncertainties and other factors can be found in our periodic reports filed with the Securities and Exchange Commission. Shareholders, potential investors and other participants are encouraged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such statements. Forward-looking statements made during today’s conference call are made only as of the date of this call and the company undertakes no obligation to publicly update these statements to reflect subsequent events or circumstances.
Our presentation also includes certain financial measures, including gross profit, free cash flow and EBITDA, or operating income before depreciation and amortization that are considered non-GAAP financial measures. You can access information required by the SEC about these non-GAAP financial measures, including reconciliation to the most directly comparable GAAP financial measure in our quarterly press release, which is located on our website at alliedwaste.com. Let me now turn the call over to John Zillmer.

John Zillmer — Allied Waste Industries, Inc. — Chairman & CEO
Thanks, Jim. Excuse me, on previous conference calls and investor meetings I have talked about important initiatives that Allied Waste Industries was pursuing that were focused on driving long-term business metrics including strategic pricing, operating efficiency and cash flow. Successfully implementing these business initiatives has been a key component to the operating improvements and financial gains Allied Waste has experienced over the past three years. Our third quarter and nine months results show the positive impacts these actions continue to have and the overall progress made throughout our operations. While it would have been easy for the organization to have lost focus because of challenging economic conditions or our proposed merger, I am very pleased to say that the strength of our Q3 results clearly demonstrate that that did not happen. In the quarter, pricing gained 7.6%, which when combined with good cost controls helped to expand gross margins by 60 basis points and EBITDA margins by 100 basis points, excluding the impact of merger related expenses. As detailed in our press release, for the quarter Allied Waste reported adjusted earnings of $0.28 per share compared with $0.24 per share in Q3 2007. This earnings per share increase of almost 17% reinforces the point that Allied Waste made significant gains in key areas throughout our operations and that the organization remains focused on delivering consistent long-term operating and financial improvement.
Before turning the call over to Don and Pete for a more detailed review of the quarterly financials, let me take just a few minutes to provide an update on a proposed merger with Republic Services. A lot has happened since our last quarterly call, but through it all, the merger and related integration processes remained on track. Currently, only approvals by the shareholders of each company and the Department of Justice remain for this merger to be completed. A joint proxy statement was filed by Allied Waste and Republic on October 10th in support of a special meeting with shareholders on November 14th. We have spoken with most of our major shareholders over the intervening weeks of the merger process and we fully expect our shareholders to approve this transaction at the November 14th meeting. We are also on track with expected DOJ approval of the transaction. We certified compliance with the Department of Justice’s second request for information and we are currently in the process of completing final negotiations with the agency. At this time, this process is proceeding well and is on track to allow us to complete this merger on schedule by mid December. Republic already has in place the needed financing, so we are certainly in position to complete this merger by early to mid December, which is consistent with the schedule outlined when the deal was first announced in June.
Operating on a parallel track with shareholder and DOJ approvals, our integration teams have done tremendous work planning for the post-merger integration of Allied Waste and Republic. Teams, comprised of representatives from each company, have mapped out all the critical business functions ranging from truck routing and purchasing to information systems and benefits. The teams have built detailed day one readiness programs that will enable these two companies to effectively come together, while continuing to provide industry leading service to our customers. Over the course of my career I have been involved with a number of mergers, so I can truly appreciate the work that has gone into this process. I want to recognize the great effort put forth by the employees of both companies in complete this work. By design, the integration planning is completed well before the transaction is final so that everything will be in position to launch on the first day. When this transaction was announced four months ago, we talked about it bringing together two strong, well positioned companies to create a $9 billion plus waste and environmental services leader. We talked about having a strong national footprint, industry leading financial results and an investment grade balance sheet. We also highlighted the fact that the company will have a strong management team with almost 50 years of experience between Jim O’Connor and Don Slager.
Merging these two companies is also expected to yield net annual integration synergies estimated at $150 million by the third year following completion of the merger. The programs and actions needed to realize these savings are straightforward and should be readily achievable. These are all critical factors supporting the merger of Allied Waste and Republic. I know you have heard these before, but I raise them again to make the following point. If we thought that these were important before, these opportunities are even more valuable given the challenging economic

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Final Transcript
conditions facing the country today. You know that I am a big believer in the long-term dynamics and disciplines of this industry. On top of these positive industry trends, the merged company has unique opportunities to layer significant cost savings and operating efficiencies on the strong industry fundamentals resulting in the potential to realize material gains that no other competitor can match. The merger clearly provides great opportunities for our investors, our customers and our employees. Now let me turn the call over to Don for comments on Allied’s third quarter operating results.

Don Slager — Allied Waste Industries, Inc. — President & COO
Thanks, John. The positive trend we have been experiencing in pricing continued in the third quarter as we reported a year-over-year increase of 7.6%. Of that increase, 370 basis points were attributed to Allied’s fuel recovery fee. Core price exclusive of any impact from fuel recovery fees, recycling or higher commodity prices was up 3.9% for the quarter reflecting the continued gains related to our strategic pricing program. After 18 months of rising fuel costs, we are seeing a dramatic reversal as diesel has dropped from a peak of roughly $4.80 per gallon to roughly $4 and still declining. Lower diesel costs will ultimately translate into lower fuel recovery fee, so we expect core pricing will remain strong. The fuel related component of reported pricing will begin to ease in future quarters. Pricing on the collection services for the quarter was up 8.7%, of which roughly half was tied to fuel.
Beyond the impact of fuel, we continue to see solid pricing throughout our commercial, roll-off and residential lines of business. Even in the roll-off business, which remains under pressure from the construction slowdown, core pricing was up over 3%. Year-over-year pricing in our disposal businesses was up 5.3%, which is comparable to the increase we realized in the second quarter of 2008. Maintaining our pricing discipline within our landfill operations has been a particular focus for Allied as we work to generate appropriate returns on these critical assets. Q3 builds on the positive pricing trend which started well over a year ago. Partially offsetting strong pricing in the quarter was the continued weakness in volumes as the U.S. economy continued to struggle. For the quarter, volume was down 4.4% compared with the same period last year, although this represents a modest improvement from the 4.8% decline we reported in the second quarter of 2008. Based on a high level assessment of our volumes we estimate that 70% of the change reflects the broader economy. This is consistent with numbers we reported for prior periods.
Total collection volume for the quarter was down 5.2%. Volume dynamics across all lines of business were negatively impacted by the more challenging economic environment. Roll-off volumes in particular suffered from slowdowns in the residential and nonresidential construction. For the quarter roll-off was down 8.7% from the prior year. Although collection volumes remain soft, our operations team continues to do a great job managing the business, allowing us to realize improved gross profit per unit in commercial, roll-off, and our residential business. As we have talked about before, to successfully navigate through this cycle, we have to be fast and aggressive in adjusting our cost to current and potential future market conditions. For the quarter, disposal volumes were down 4.3% from the prior year. Although they slowed — or showed a meaningful improvement from the first two quarters of 2008. Some of the gain was from the hurricanes related volume in the South, but the bigger driver was that we anniversaried the loss of a transfer station management contract in California. As we have discussed on prior calls, the volume still came to our landfill but not through the Allied transfer station system.
Third-party volumes coming into our landfills were consistent with what we saw in our collection operations. Would suggest that Allied isn’t losing share, rather we are feeling the impact of overall lower industry volumes. We have talked about the waste services industry being an early participant in these economic slowdowns given the severe pullback in residential construction and in turn the impact on roll-off, as well as on construction and demolition volumes coming into our landfills. Industry volumes are now also reflecting the impact from a consumer pullback as people become more conservative with their spending. Q3 results show we are working hard and having success adjusting our cost structure to the current market conditions, as operating expenses as a percent of revenue dropped 60 basis points from last year to 61.4% this year. The result was an expansion of our gross margin to 38.6%. Among some of the critical expense lines, labor costs for the period declined in absolute dollars by approximately $2 million and dropped as a percent of revenue by 70 basis points. Part of the savings reflect actions we have taken throughout the year to reduce staffing levels when we realized business was likely going to be more difficult.
We realized even bigger savings in maintenance and repairs, as costs for the period benefited from actions taken to adjust staffing and improve labor related efficiencies as well as from Allied’s sustained investment in the fleet. The result was that maintenance and repair expense fell by almost $6 million from the same period last year and dropped as a percentage of revenue by 60 basis points. Between just two expense categories, labor and maintenance, we lowered our year-to-date spending by $20 million when compared with the same period in 2007. Achieving these savings while still delivering great service and maintaining a superior fleet reflects the success of initiatives we started implementing several years ago. As we look ahead, it’s the opportunity of sharing some of these initiatives with Republic while also benefiting from their programs, which add to the power we see in the proposed merger. Our field safety programs continue to provide benefits, both in the form of workers’ safety and lower insurance premiums, resulting in an $8 million reduction in risk management. Other operating cost lines reflect the impact of lower volumes and/or higher fuel costs.

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Final Transcript
Capital expenditures for the quarter were $144 million, which is up 10% from last year. The increase is primarily related to timing of truck purchases. Total CapEx for the first nine months of 2008 was $501 million, which is comparable to last year and consistent with our expectation of spending $650 million for the full year. Echoing John’s comments, given all that is going on in the economy and more directly within Allied Waste, our managers did a great job in the quarter in positioning the company for continued success in the future. In certain ways the merger between Allied and Republic is coming at an opportune time. This merger will allow two strong organizations to become even better as we capitalize on the best practices and processes of each company. Only by bringing these two companies together can we realize the $150 million or more of potential synergies, of which more than half can be captured in the first year. I wanted to recognize and thank the employees of both companies, who in addition to their everyday jobs have invested countless hours working to bring our two companies together. The integration team members, as well as employees throughout both organizations, have done a tremendous job in identifying opportunities, working through issues and developing a comprehensive integration plan that could be launched on day one. Market conditions are expected to remain challenging for the foreseeable future but Allied Waste and certainly a combined Allied Republic is in a strong position to manage through a slower economy and be in a great position when conditions improve. Now I’ll hand off to Pete.

Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO
Thanks, Don. Our third quarter results follow the recent quarterly trends of strong price and cost controls offsetting weaker volumes to drive significant earnings gains. The result being reported Q3 earnings of $0.26 per share compared with $0.15 per share last year. Specifically, in Q3 the company generated revenue of $1.6 billion highlighted the continued strong pricing in the business. Higher revenue and tight cost controls helped drive reported EBITDA of $452 million or $465 million excluding the $13 million of merger expenses. Reported earnings from continuing operations for the third quarter were approximately $113 million or $0.26 per share, including $0.02 per share in merger related expenses. As detailed in the reconciliation table in our press release in 8-K, adjusted earnings for the quarter were $0.28 per share, an increase of $0.17 over adjusted 2007 earnings of $0.24 per share. Reported gross profit for the quarter increased 5.2% or $31 million to $620 million. Gross margin benefited from higher prices during the period and a 60 basis point reduction in cost that Don previously detailed.
For the quarter, dollars spent on fuel increased by $33 million to $111 million in total. While fuel expenditures were higher, the dramatic pullback in per gallon diesel costs through the quarter, combined with the lagging nature of our fuel recovery fee, resulted in net fuel — a $19 million positive impact to the period. This reverses a three quarter trend during which fuel was a $23 million negative impact on operating results. SG&A expenses in the third quarter were down about $1 million in absolute terms and down about 40 basis points as a percentage of revenue to 9.7%. SG&A spending benefited from our sustained focus on controlling company-wide use of outside consulting services and T&E expenses. Interest expense for Q3 dropped more than 16% or $22 million to $109 million. Our interest expense continues to benefit from actions taken to lower our funding costs. Excluding the $13 million in refinancing related costs in 2007, we lowered our interest expense charges for the first nine months by — of 2008 by $40 million.
Third quarter cash flow from operations was $281 million or essentially unchanged from last year. Free cash flow for the quarter was $145 million compared to roughly $169 million last year. The change in free cash flow reflects the impact of slightly higher capital expenditures in the third quarter of ‘08, resulting from the timing of new vehicle purchases. At quarter end, Allied’s balance sheet showed further improvement as our debt-to-capital was just over 60% while our leverage ratio dropped to 3.7 times. We ended the quarter with $1.1billion of capacity under our revolver. Equally important given credit market conditions, the company has ample liquidity and no major debt maturities until late 2010. In the interim, only our accounts receivable securitization facility has to be rolled over, but we don’t expect any difficulty in extending that facility. In closing, our Q3 and nine months results demonstrated that Allied Waste is in a strong position as we work to close out 2008 and ultimately to integrate our business with Republic Services. We have taken actions this year and over the past several years, which has dramatically improved the company’s operating results. These operating gains, in turn, helped to strengthen the company’s cash flow and overall financial foundation. Now I’ll turn the call back to John Zillmer.

John Zillmer — Allied Waste Industries, Inc. — Chairman & CEO
As this is likely Allied Waste’s final conference call, before opening this to Q&A, I want to thank all of our employees for their contributions to the success of Allied Waste. Your hard work has enabled this company to make tremendous strides in just a few short years and to be in a position to participate in this powerful merger. Operationally, you have helped Allied Waste become one of the most efficient operators in the industry and a recognized leader in customer service. You have driven operating gains while always focusing on improving safety for our employees and our customers and the communities we serve. By achieving the goals we set several years ago to deliver consistent sustainable earnings growth, you have rebuilt the overall financial strength of this company and your success in increasing Allied’s free cash flow allowed us to strengthen our capital structure and meaningfully de-lever our balance sheet. For me personally, it’s been a pleasure to lead this organization for past four

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Final Transcript
years. On behalf of the entire senior leadership team, I want to thank you for your incredible efforts and commend you for you a job well done. Now, operator, we are prepared to open the call for questions.
QUESTION AND ANSWER

Operator
(OPERATOR INSTRUCTIONS) David Feinberg, you may ask your question. Please state your company name.

David Feinberg — Goldman Sachs — Analyst
I’m with Goldman Sachs. First of all, congratulations on a successful quarter and best of luck to everyone in their future endeavors, whether it’s with Republic or wherever they may end up.

John Zillmer — Allied Waste Industries, Inc. — Chairman & CEO
Thank you, David.

David Feinberg — Goldman Sachs — Analyst
You are welcome. Two easy questions or hopefully easy questions. One is, maybe you can give us some insight in terms of as we start to look into ‘09, how much of your contracts have already been repriced in terms of just trying to understand what percent of contracts are still open for pricing or negotiation as we head into the fourth quarter and more accurately into ‘09 and how much is wrapped up?

Don Slager — Allied Waste Industries, Inc. — President & COO
This is Don. As it relates to the commercial business, we have been working through those contracts for quite some time and we have what we call — a price method we called RPM or ratable pricing where we review call it a twelfth of our customers every month across the whole year. So we — for the commercial business most of that has been through ongoing price reviews and so as a course of normal business, we review those customers prices individually on an annual basis. As it relates to roll-off, very similar, other than some large accounts that have larger term contracts that we have been working through kind of contractual escalators and CPI or something along those lines. For the residential system, we are most of the way through it. We have a number of contracts that were maybe three- and five-year contracts that we haven’t quite got to yet. But we have had good success in those for the past couple three years. And we intend to continue to have the kind of success in the future every month. We see good new pricing coming through on contracts that we are renewing and we don’t see any slowdown in our ability to strategically and correctly price our business.

David Feinberg — Goldman Sachs — Analyst
Great. And then one merger related question. I’m not sure if you can answer it. Outside of the two hurdles that lay ahead of you, the DOJ and the shareholder approval, wanted to know if you had any update in terms of divestitures. You talked about a merger integration team that had been put together. Have you identified which assets you think you might have to divest of and have you gotten as far as actually contacting potential bidders or going down that route yet?

Don Slager — Allied Waste Industries, Inc. — President & COO
We are not going to speak a lot about that process. We obviously know which assets are most likely to be divested in this process. We’re still, as John said in his comments, working through that final process with the DOJ today and I would just say there’s obviously a fair amount of interest in the market with these assets, because they are high quality assets and that’s about all I can say about it.

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Final Transcript

Operator
Our next question comes from Scott Levine from JPMorgan. Your line is open.

Scott Levine — JPMorgan — Analyst
Good evening, guys. Best of luck to you in the future as well. With regard to the construction side of the business, I know you mentioned or I think you mentioned non-res construction. I don’t know if you mentioned that in the past. I was wondering if that is a new development and can talk about what you are seeing there specifically, as well as reminding us perhaps of what your thoughts are on the sensitivity of the commercial business to economic conditions, whether you’re seeing anything there or what your expectations are?

Don Slager — Allied Waste Industries, Inc. — President & COO
As far as construction residential versus non, all we can do at least anecdotally, we don’t track those volumes separately. We track roll-off, temporary open top volume, but we don’t really track those two types of construction to that detail. Anecdotally, obviously there has been some impact, but it’s just a small piece of our business overall like it always has been. As it relates to the commercial business, clearly we are seeing some impact there in the economy. We are seeing fewer increases in service levels that we were experiencing previously and we’re seeing a little bit of service decrease happening at the same time. There is nothing, I would say material, but we are certainly keeping an eye on it, and we are seeing a little bit of an impact there.

Scott Levine — JPMorgan — Analyst
Okay and lastly, no mention of guidance or assumption remain that you guys would be thinking on a stand alone basis that you would be achieving the higher end of the range. Is there any thoughts you have with regard to the outlook that you would care to mention?

Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO
We obviously will not be reporting, if this follows the schedule, we won’t be reporting a fourth quarter. So nothing to compare that to. But that said, we have no indications or reasons to change our original guidance for the year.

Operator
One moment for our next question. Our next question come from Jonathan Ellis with Merrill Lynch. Your line is open.

Jonathan Ellis — Merrill Lynch — Analyst
Thanks, and I would also like to extend best wishes to everybody in the future. Wanted to ask very quickly on the IRS tax payment, I thought there was, from what I recall, a second payment that was going to be made during the third quarter. Wonder if we could get an update on where that stands?

Mike Burnett — Allied Waste Industries, Inc. — SVP & Treasurer
Yes, Jonathan, it is Mike Burnett. As you saw in the first quarter, we did make the initial payment. We expect to make a second payment on that liability for the balance related to the IRS matter in November. That was really just predicated off of getting the appropriate documentation back from the IRS. And we should make a payment in the neighborhood of about $160 million coming up here within the next 30 days in November.

Jonathan Ellis — Merrill Lynch — Analyst

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Okay. Great. And given the precipitous decline in fuel prices over the last few months, wondering if — can you talk at all about behavior of independent companies? Have you noticed any change given that fuel costs are now coming down for that group of haulers?

Don Slager — Allied Waste Industries, Inc. — President & COO
This is Don. We really haven’t. Again, it’s still $4 a gallon. So we are still seeing kind of the consistent behavior that we have seen over the past, call it, six or seven months.

Operator
Okay. Next question comes from Corey Greendale with First Analysis. Your line is open.

Corey Greendale — First Analysis Securities — Analyst
Good afternoon. And also my best wishes and, John and Pete, it’s been a pleasure working with you.

Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO
Thank you.

John Zillmer — Allied Waste Industries, Inc. — Chairman & CEO
Thanks, Corey.

Corey Greendale — First Analysis Securities — Analyst
First question is on just hypothetically a question for Don. If volumes are negative 4% again next year, is there any reason to think you can’t keep flexing down labor costs the way that I have? And what are the opportunities to flex down capital spending if we are in that kind of scenario next year?

Don Slager — Allied Waste Industries, Inc. — President & COO
Well, it’s — I guess we’ll take capital spending last. As far as adjusting our costs, we have spent a great deal of time this year in getting our field operating team focused on volume adjusted cost management and trying to react more realtime to the business. It’s certainly easier to take costs out of the roll-off business than it is out of the commercial business. But our guys doing a great job shows up in both of our (inaudible) numbers as well as our gross margin or gross profit per unit as we talked about. So as a practical matter there is only — there’s a limit to how much decline there can be, right? So we don’t know where that is quite yet. But it can’t just continue to fall, right? So it does get harder at some point to take out overhead. But our guys will continue to adjust as relates to drivers and maintenance personnel, parking trucks, taking equipment off the street as necessary. As I said, we don’t see this as a market share grab, it’s just strictly economic, the issues driving this volume. So as it relates to CapEx, in 2009, for instance we’re ordering fewer roll-off trucks than we would typically order, because roll-off is down year-over-year.
We do get to adjust to those types of pieces of our business. As it relates to air space development, we won’t dig as much air space in ‘09 because volumes are down. So there is a direct correlation to CapEx and those types of things. Remember that a good portion of our CapEx is replacement capital. We have I think estimated in the past it’s kind of like 90%, right? So we have to replace commercial routes and containers and those kinds of things. We don’t have to replace as I said some landfill and roll-off assets if we don’t have the volume. And then there will be some growth, there won’t be the growth that you’d normally have the CapEx growth budgeted for so we could flex down a little bit. We want to make sure we continue to spend appropriately on our fleet. The fleet investment strategy we began several years ago is working and we’ll continue to do that. We think that the economics of the business will support it, the continued margin expansion, we think price will be — continue to be decent into the future and so we think we’ll be able to continue with that capital plan.

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Final Transcript

Corey Greendale — First Analysis Securities — Analyst
Okay if I could ask one quick follow-up. If I’m remembering right last quarter I think you talked about some positive movement on special waste activity. Is that getting deferred at this point given what’s going on in the economy?

Don Slager — Allied Waste Industries, Inc. — President & COO
Yes, we are seeing a little bit of special waste blip in Q3. We saw some additional volumes come in that had been budgeted all year. Volumes that had been let finally in Q3. We don’t know how long some of that will continue, but it’s reasonable to think that when the economy’s tough, special waste as far as those type of projects dry up a little bit.

Corey Greendale — First Analysis Securities — Analyst
Thanks very much.

Operator
Our next question comes from Nicole Siblas with Deutsche Bank.

Nicole Siblas — Deutsche Bank — Analyst
Hi, guys. Good afternoon. Let me add my good luck wishes in your future endeavors. Yes, a couple questions for you. If you guys could just kind of go over both price and volume change in the sub segments within collections, so res, commercial. I know you gave roll-off already, but if you could give the breakdown between residential and commercial?

Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO
Sure. The — so for commercial, we had actually we had total price of almost 11%. But 6% or 600 basis points related to fuel recovery fee as we mentioned, it was pretty robust during the quarter. And volume was down 3.4%. I think you said I’ll just give you roll-off, too. It was 7.5% price with about 4% related to the fuel recovery fee. Volumes were down 8.7% and the residential business 6.9% price with 2.8% for volumes, 4.4% negative.

Nicole Siblas — Deutsche Bank — Analyst
Okay great. Thanks. I’m not sure if you can comment on this or not. But if you could kind of talk about your pricing strategy going forward once you combine with Republic. Are you guys going to continue to reprice customer contracts, et cetera?

Don Slager — Allied Waste Industries, Inc. — President & COO
Yes, we’re really not talking much about the combined company’s pricing strategy. As a point of fact in this integration process, that’s one of the areas we have not been working on together for obvious reasons. We’ve talked about operating efficiencies, we’ve talked about eliminating duplicate overhead of region and air structure, of corporate structures, duplicate facilities and all those type of synergies that we have identified in that [$150] million. We have obviously stayed away from the market side of the business. As a practical matter, the industry has over the past couple of years obviously moved to return on invested capital view of the world. And that has changed the overall, we’ll call it, outlook of the industry. I don’t see that changing going forward. I mean, I think that’s how Republic operates today and certainly how Allied operates today. I think it shows up in our margins. I can’t imagine that that would be anything different in the future.

Nicole Siblas — Deutsche Bank — Analyst

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Final Transcript
Okay great. Thank you.

Operator
Next question comes from Brian Butler with FBR. Your line is open.

Brian Butler — Friedman, Billings, Ramsey Group, Inc. — Analyst
Thank you. Good evening, guys.

John Zillmer — Allied Waste Industries, Inc. — Chairman & CEO
Hey, Brian.

Brian Butler — Friedman, Billings, Ramsey Group, Inc. — Analyst
Just one or two quick questions. On new business pricing, kind of with the service changes you have seen on the commercial side, how is new business pricing holding up?

Don Slager — Allied Waste Industries, Inc. — President & COO
Fairly well. It’s — we look at something we call churn. The price that we are charging for new business versus the business we are losing and we look at what we are charging for new business this year over last year. And while there’s a little spread in that churn rate between new business gained and old business lost, there certainly is positive improvement on a year-over-year basis than what we are charging on a per yard per unit basis, new business. Again this business has, again, it is very capital intensive with a large cost base that inflates. We’ve priced effectively for that. The industry has moved in that direction and we see continued movement. As we talked about in the roll-off segment, as an example, we are down 8% in volume but we are still 3% up in core price. So I think that by itself sort of paints the picture of the focus that we have had to be profitable and move in the right direction.

Brian Butler — Friedman, Billings, Ramsey Group, Inc. — Analyst
Okay. And then on the residential side, are you seeing any — I guess what kind of trends are you seeing among the municipalities when the contracts are coming for renewal? Are you seeing them cut back on the number of pickup time, the service or the types of service that they are requesting? I mean, how much pressure from municipal budgets are you seeing for the residential collection?

Don Slager — Allied Waste Industries, Inc. — President & COO
I would say it’s probably too early to talk about a trend. The economy has worsened pretty quickly over the past couple months. But it’s all over the board, different municipalities and different situations. Obviously waste collection is a very volatile issue for politicians if they don’t get the trash picked up in a quality way, they somehow find themselves unelected. So we have — in most cases we believe very strong relationships with our municipal partners. We give a high level of service that is a required service and I think they value that, so it puts us usually in a pretty good position moving forward. Not to say that there aren’t some municipalities that are struggling financially but we, again, we are not going to pick up trash for practice. So at some point they’ll have to look at maybe diminishing some services, maybe moving away from recycling and other things, but basic waste services continue and we think the future looks okay there.

Operator
Our last question comes from Emily Shanks At Barclays Capital. Your line is open.

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Final Transcript

Jason Trujillo — Barclays Capital — Analyst
Hi. Good afternoon. This is actually Jason Trujillo in for Emily. First question relates to pricing also. Just regarding pricing, it has held up pretty well so far. Is that consistent across all regions or are you seeing any variance there?

Don Slager — Allied Waste Industries, Inc. — President & COO
I would say it’s pretty consistent across all regions. Again, we have a very definitive approach to pricing where we are reviewing customers on a regular basis annually. We have a very strong pricing team focused on this. We have our people compensated, incented to expand margins and grow the returns on capital invested and again, as I said, it is a highly capital intensive business, it is a people intensive business, there’s a lot of cost inflation, we have to continue to price in excess of inflation in this business. And we have done that and we have every intention of doing that into the future.

Jason Trujillo — Barclays Capital — Analyst
All right. Great. And then just lastly, regarding working capital, typically working capital is of course the cash in the second half of the year. Do you see that to be the case this year as well?

Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO
Yes, I do. It would be a similar trend.

Jason Trujillo — Barclays Capital — Analyst
Great. Thank you very much.

John Zillmer — Allied Waste Industries, Inc. — Chairman & CEO
Great. Thank you very much. Appreciate everybody taking the time to be with us today on the conference call. And again, let me add my thanks to all the employees of Allied Waste for a great third quarter. Thank you.

Operator
Ladies and gentlemen, that does conclude the Allied Waste Industries conference call for today. Thank you for participating. You may now disconnect your phone.

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Final Transcript

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